SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Oil and natural gas production in October

Rio de Janeiro, November 11, 2016—Petróleo Brasileiro S.A.—Petrobras informs that its total oil and natural gas production in October was 2.81 million barrels of oil equivalent per day (boed), of which 2.68 million boed produced in Brazil and 0.12 million boed abroad.

Average oil production in the country was 2.19 million barrels per day (bpd), a 2% drop in the company’s production compared to September, month in which there was a production record. This output was mainly due to stoppages for maintenance on FPSOs Cidade Anchieta and Capixaba, both at Parque das Baleias, and FPSO Cidade Angra dos Reis, in Lula. The performance achieved so far indicates that we are moving towards the annual oil production target of 2.145 million bpd in Brazil.

Pre-salt production reaches new daily record

In October, the production of oil and natural gas operated by Petrobras (own and partners’ share) in the pre-salt layer was 1.42 million barrels of oil equivalent per day (boed), a reduction of 2.7% in relation to the previous month.

The average production of oil operated by Petrobras in the pre-salt layer was 1.14 million bpd. It is noteworthy that the company and its partners reached a new daily production record in that province by producing a volume of 1.23 million barrels of oil on the 11th day of the month.

Production of natural gas

The production of natural gas in Brazil, excluding the liquefied volume, was 77.5 million m³/day, 4.5% below the previous month, due to the mentioned stoppages.

The average production of natural gas abroad, excluding the liquefied volume, was 9.7 million m³/d, 2.2% higher than in the previous month, mainly due to the return of production after the stoppage, in the month of September, in Hadrian South, in the United States.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer